SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM SIGNS AGREEMENT FOR SUPPLY
OF RESINS TO VENEZUELA

São Paulo, July 1, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces the signing of a partnership agreement with Pequiven, a petrochemical company in Venezuela, under which it will supply resins to that country in the pre-marketing phase, before the operational start-up of Propilsur and Polimérica, the mixed-capital companies constituted by the two companies. According to the memorandum, signed during the meeting of the Presidents of Brazil and Venezuela last Friday, Braskem will supply up to 5,000 tonnes of polyethylene and polypropylene resins every month to be sold exclusively in Venezuela.

Braskem and Pequiven will own equal shareholding interest in both Propilsur and Polimérica, according to the shareholders' agreement signed at the end of 2007. Propilsur will be responsible for the integrated polypropylene project with production capacity of 450,000 tonnes/year, with investments estimated at US$ 880 million, and is expected to go operational at the end of 2010. The project's financing model, which envisages a 30/70 equity/debt structures, is already in progress.

Polimérica, a company in which Pequiven and Braskem have equal interest and rights, will be responsible for investments, estimated at around US$ 2.6 billion, in the natural gas-based integrated polyethylene complex, with production capacity of more than 1.1 million tonnes/year and which is expected to start up in 2012.

“Within Braskem's strategy of sourcing raw material at competitive terms, Venezuela has one of the largest oil and gas reserves in the world and hence was chosen as the initial platform for the Company's global operations”, says Sérgio Thiesen, Managing Director of Braskem Venezuela. "Together with Pequiven, we will build petrochemical projects here that are as competitive as those in the Middle East”, he affirms.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest resin producer in the Americas.  The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Para maiores informações acesse nosso site www.braskem.com.br/ri ou entre em contato com a equipe de RI:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
Gerente de RI	Diretor de RI	Gerente de RI
Phone: (55 11) 3576 9178	Phone: (55 11) 3576 9744	Phone: (55 11) 3576 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.